Exhibit 99.2

FANG HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(NYSE: SFUN)

NOTICE OF ANNUAL GENERAL MEETING
to Be Held on December 7, 2018
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Fang Holdings Limited (the “Company”) will be held at Block A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, The People’s Republic of China on December 7, 2018 at 10:30 a.m. (local time), and at any adjourned or postponed meeting thereof, for the following purposes:

To consider and, if thought fit, pass the following ordinary resolutions to re-elect Mr. Shaohua Zhang as an independent director of the board of directors of the Company (the “Board”) and a member of the audit committee of the Board and to ratify the appointment of KPMG Huazhen LLP as its independent registered public accounting firm for the fiscal year ending December 31, 2018.

Proposal One: Re-election of Mr. Shaohua Zhang as an Independent Director

The Board previously appointed Mr. Shaohua Zhang as an independent director of the Board and a member of the audit committee of the Board on August 27, 2018. The biography of Mr. Zhang was included in the Exhibit A attached hereto. Pursuant to Article 86 of the Company’s Articles of Association, a director appointed by the Board to fill a casual vacancy on the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

The Board has provided the following resolution for approval by the Company’s shareholders:

“RESOLVED THAT, Mr. Shaohua Zhang be, and hereby is, re-elected as an independent director of the Board and a member of the audit committee of the Board.”

Proposal Two: Ratification of the Appointment of KPMG Huazhen LLP

The Board also previously, on July 18, 2018, appointed KPMG Huazhen LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2018. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of KPMG Huazhen LLP be ratified by shareholders.

The Board has provided the following resolution for approval by the Company’s shareholders:

“RESOLVED THAT, KPMG Huazhen LLP be, and hereby is, ratified as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2018.”

The Board has fixed the close of business on November 7, 2018 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. The Board recommends the shareholders to vote FOR the resolutions.

The Company’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Five ADSs represent one Class A ordinary share.

Voting by Holders of Ordinary Shares

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof and are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than the time appointed for the AGM to ensure your representation at such meeting. Please refer to the proxy form, which is attached to and made a part of this notice.

Voting by Holders of ADSs

Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program(the “Depositary”), by submitting a Voting Instruction Card to the Depositary. The Depositary has advised us that it intends to mail to all ADS holders a Voting Instruction Card containing a link to the Company’s website (http://ir.fang.com) containing this notice of AGM. If you wish to have the Depositary, through its nominee or nominees, vote or execute a proxy to vote the Class A ordinary shares represented by your ADSs, please execute and forward to the Depositary the Voting Instruction Card sent to you by the Depositary. A postage-paid envelope will be provided to you for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to the Company’s proposal. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card must be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Daylight Time), December 4, 2018. Only the registered holders of record at the close of business on November 7, 2018 will be entitled to execute the Voting Instruction Card.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.fang.com, or by contacting IR Department, Fang Holdings Limited, Block A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, The People’s Republic of China, Telephone: +86-10-5631-8659, email: ir@fang.com.

By Order of the Board of Directors,
/s/ Vincent Tianquan Mo
Vincent Tianquan Mo
Executive Chairman

Beijing, October 29, 2018

Exhibit A

Biography of Mr. Shaohua Zhang

Mr. Shaohua Zhang, aged 54, has served as an independent director of the Company and a member of the audit committee of the Board since August 2018. Mr. Zhang served as an executive director and the general manager of Shun Cheong Holdings Ltd. (currently known as IDG Energy Investment Limited), a company listed on the Hong Kong Stock Exchange (stock code: 0650), from March 2008 to August 2016. He was an independent non-executive director of Shun Cheong Holdings Ltd. from September 2006 to March 2008.

Mr. Zhang is an entrepreneur with over 20 years of experience in starting up, developing and managing businesses in various industries. Mr. Zhang founded Beijing Beyondal Electric Co., Ltd. and has been the managing director since 2003, a company with a good market share in setting up internet data centers in China. He also served as the general manager of GE Digital Energy (China).

Mr. Zhang received a Bachelor’s Degree in Science from China University of Technology in 1985 and a Master’s Degree in Economics (majoring in business administration) from the Capital University of Economics and Business in 1988.

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